Exhibit 99.1



Mannatech Announces Results of Annual Shareholders' Meeting

Shareholders approved all proposals

(COPPELL, Texas) May 31, 2012 – Mannatech, Incorporated (NASDAQ: MTEX), a leading developer and provider of nutritional supplements and skin care products based on **Real Food Technology®** solutions, announced that its shareholders passed all three proposals put to a vote at the company's annual shareholder meeting held Wednesday, May 30, 2012.

Mannatech's CEO Dr. Robert Sinnott and CFO Mark Nicholls spoke to the shareholders sharing the company's perspective on 2011. Dr. Sinnott provided insight into key strategic initiatives for the company for 2012. Mr. Nicholls discussed the company's results related to Mannatech's operations for 2011 and for the first quarter of 2012. Chairman of the Board J. Stanley Fredrick provided opening remarks.

There were 2,596,219 outstanding shares of Mannatech's common stock as of April 5, 2012 entitled to vote and 1,922,428 shares, or 74.0%, represented at the meeting, either in person or by proxy.

Shareholders voting in person or by proxy approved Mannatech's proposal to elect Gerald E. Gilbert, Larry A. Jobe, and Marlin Ray Robbins to its Board of Directors as Class I Directors to hold office until the company's 2015 annual meeting. Each of the three nominees for director received at least 91.0% of shares voted for this proposal at the meeting.

Shareholders voting in person or by proxy, and representing approximately 98.7% of shares voted at the meeting, ratified the appointment of BDO USA, LLP as Mannatech's independent registered public accounting firm for the fiscal year ended December 31, 2012.

Shareholders voting in person or by proxy, and representing approximately 75.1% of shares voted for this proposal at the meeting, approved an amendment to the Mannatech, Incorporated 2008 Stock Incentive Plan to increase the number of shares of common stock subject to the plan by 100,000.

About Mannatech
Mannatech, Incorporated, develops high-quality health, weight and fitness, and skin care products that are based on the solid foundation of nutritional science and development standards. Mannatech is dedicated to its platform of Social Entrepreneurship based on the foundation of promoting, aiding and optimizing nutrition where it is needed most around the world. Mannatech's proprietary products are available through independent sales Associates around the globe including the United States, Canada, South Africa, Namibia, Australia, New Zealand, Austria, Denmark, Germany, Norway, Sweden, the Netherlands, the United

Kingdom, Japan, Taiwan, Singapore, Estonia, Finland, the Republic of Ireland, Czech Republic, the Republic of Korea and Mexico. For more information, visit Mannatech.com.

Contact Information:
Donna Giordano
Manager, Executive Office Administration
972-471-6512
ir@mannatech.com
www.mannatech.com

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